Valued Advisers Trust
2960 N. Meridian St., Suite 300
Indianapolis, Indiana 46208

June 23, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Ms. Laura Hatch

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 333-151672 and 811-22208) - Request for Acceleration

Dear Ms. Hatch.:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), we hereby request that the effective date of the Trust’s Post-Effective Amendment No. 38 under the 1933 Act and Amendment No. 39 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement, which was filed with the U.S. Securities and Exchange Commission on June 14, 2011 via EDGAR, be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, Wednesday,  June 23, 2011, or as soon thereafter as practicable.

Unified Financial Securities, Inc., the principal underwriter for the Trust, has also signed this letter requesting acceleration.

If you have any questions concerning this request, please do not hesitate to contact John H. Lively at 913.660.0778.

Valued Advisers Trust                                                                                     Unified Financial Securities, Inc.

/s/ Carol J. Highsmith                                                                                        s/ John C. Swhear
By:  Carol J. Highsmith                                                                                     By:  John C. Swhear
Title:  Vice President                                                                                        Title:  CCO